Peter Sayre Senior Vice President and Principal Accounting Officer 100 Mulberry Street, Newark NJ 07102-2917 Tel 973 802-6309 Fax 973 802-9065

September 27, 2011

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

RE:	Prudential Financial, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-16707

Dear Mr. Rosenberg:

As discussed, we are in the process of preparing our response to your letter dated August 29, 2011 setting forth an additional comment of the staff of the Securities and Exchange Commission on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010. As agreed to on our telephone conversation on September 27th with James Peklenk, Staff Accountant, we intend to respond to the comment by Tuesday, October 4th.

Please call me at 973-802-6309 if you have any questions.

Very truly yours,

/s/ Peter Sayre

Peter Sayre

Senior Vice President and Principal Accounting Officer